January 30, 2007

Mr. Christian N. Windsor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4563

Re:	MRU Holdings, Inc.
Registration Statements on Forms S-3 Amended December 15, 2006 (File No. 333-138558; -138559)

Dear Mr. Windsor:

MRU Holdings, Inc. (the “Company”), a Delaware corporation, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), hereby submits via EDGAR transmission, Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-138559) and Amendment No. 3 to the Registration Statement on Form S-3 (File No. 333-138558) (the “Amendments”) to the Registration Statements of the Company on Form S-3 (File Nos. 333-138558 and 333-138559) (the “Registration Statements”). Separately, we have delivered to the staff copies of the Amendments marked to show changes from the Registration Statements as originally filed.

By letter dated January 8, 2007 (the “Comment Letter”) from Christian N. Windsor, Division of Corporation Finance, the Company was informed of the comments of the staff with respect to the Registration Statements. Set forth below is a brief description of our responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. Capitalized terms not defined in this response letter shall have the meanings given to them in the Registration Statements. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and, where appropriate, our revisions to the Registration Statements.

General Comments on both Filings

1.
We note your response to prior comment 1, and earlier telephonic conversations with the staff. Please provide the staff with your analysis supporting your assertion that MRU Holdings is eligible to use Form S-3 for a primary offering.

Response

Items A and B of the General Instruction I to Form S-3 set forth the Registrant Requirements and Transaction Requirements for issuers using Form S-3 for primary offerings. The Company concluded that it is eligible to use Form S-3 for a primary offering on the following bases:

A.  Registrant Requirements. The Company met the following requirements under General Instruction I.A:

1.  The registrant is organized under the laws of the United States . . . and has its principal business operations in the United States or its territories.

The Company is a corporation incorporated under the laws of the State of Delaware with its principal business operations located in the State of New York.

2.  The registrant has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act, or is required to file reports pursuant to Section 15(d) of the Exchange Act.

The Company has filed a registration statement on Form 8-A with the Commission on October 10, 2006. Additionally, the Company has registered its common stock with the NASDAQ Capital Market. Finally, the Company has previously registered common stock under the Securities Act of 1933 on Form SB-2. The Company therefore has registered common stock pursuant to Section 12(b) of the Exchange Act and is required to file reports pursuant to Section 15(d) of the Exchange Act.

3.  The registrant: (a) has been subject to the requirements on Section 12 of 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on this Form; and (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K . . . . If the registrant has used … Rule 12b-25(b) … under the Exchange Act with respect to a report or portion of a report, that report or portion thereof has actually been filed within the time period prescribed by that rule.

The Company has been subject to the requirements of Section 12 of the Exchange Act and has timely filed all reports required to be filed for the twelve months prior to the original filing date of the Registration Statements (November 9, 2006) and has remained subject to the requirements of Section 12 of the Exchange Act and has continued to file all reports required to be filed since that date.

5.  Neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted: (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long-term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated or unconsolidated subsidiaries, taken as a whole.

None of the Company or any of its subsidiaries have failed to pay any dividends or sinking fund installments on any outstanding preferred stock since the end of the fiscal year ended June 30, 2006, including any dividends or sinking fund installments on outstanding shares of the Company’s Series B Convertible Preferred Stock. Additionally, none of the Company nor any of its subsidiaries have defaulted on any installment on indebtedness for borrowed money or on any rental payment due on any long-term leases.

B.  Transaction Requirements. The Company met the following requirements under General Instruction I.B.1 (Primary Offerings by Certain Registrants):

1.  Securities to be offered for cash by or on behalf of a registrant, or outstanding securities to be offered for cash for the account of any person other than the registrant . . . provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.

On the date that the initial Registration Statements were filed, November 9, 2006, there were 17,617,150 shares of the Company’s common stock issued and outstanding. Of this number, 12,520,325 shares were held by non-affiliates. On November 9, 2006 the closing price of the Company’s common stock on the NASDAQ Capital Market was $6.40. Therefore, the aggregate market value of the shares held by non-affiliates was $80,130,040 on the original filing date of the Registration Statements. On January 26, 2007, there were 13,286,677 shares of common stock held by non-affiliates and the closing price of the Company’s common stock on the NASDAQ Capital Market was $6.10. The market value of such shares was $81,048,730. This figure is also above the $75 million threshold set forth in General Instruction I.B.1. Therefore, the Company meets the transaction requirements for registering a primary offering on Form S-3.

2.
We note your response to prior comment 2. It would appear that the underlying common stock was originally offered privately, given that the warrants and convertible shares were exercisable upon issuance. Please refer to Telephone Interpretations 3S and 4S of the March 1999 Supplement and Telephone Interpretation A-9 of the Division of Corporation Finance’s of Telephone Interpretations.

Response

Based on the telephone conversations that our counsel, David Guin, had with Christian Windsor, we understand that the staff will clear this comment if the Company represents to the staff that the issuance of the shares of common stock (a) underlying the warrants issued by the Company and (b) into which the Series B Convertible Preferred Stock are convertible, will be pursuant to a valid private placement, as was the original issuance of the warrants and the Series B Convertible Preferred Stock. The Company will issue such shares pursuant to a valid private placement which is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and the rules of the Commission promulgated thereunder.

Selling Shareholders, page 6 of both Filings

3.
We note your response to prior comments 3 and 4. We are not able to agree with your analysis that the broker dealers who are acting as selling security holders, along with any broker-dealer affiliates who were unable to provide the representations requested by prior comment 5, are not underwriters for the shares. Please revise the selling security holder section to identify the broker dealers, other than those who are reselling securities that they received as compensation for services, and any affiliates who could not provide representations as underwriters.

Response

Even though the Company still believes that such persons are not underwriters for the shares, on the basis of this comment from the staff, which indicates that the staff disagrees with the Company’s analysis, the Company has decided to remove these persons as selling stockholders and will not register the shares held by these stockholders on the Registration Statements. All selling stockholders who are broker-dealer affiliates were able to provide the representations requested by prior comment 5. The selling stockholders who are broker-dealers (including Sanders Morris Harris and Brean Murray, Carret & Co., LLC) acquired their shares as compensation for services.

We therefore believe that the revisions requested by the staff in this Comment No. 3 are no longer required.

* * *

We trust that the changes in the accompanying Amendments and the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter. If the staff has any questions or comments with respect to the changes made to the Registration Statements by the Amendments, please contact our counsel, David Guin, at (312) 750-3501.

Very truly yours,

/s/ Edwin J. McGuinn, Jr.

Edwin J. McGuinn, Jr.